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                                                             RESERVOIR PLACE

            [LOGO]
                                                             1601 TRAPELO ROAD
                                                             WALTHAM, MA 02154
                                                             (781) 890-5655

                                                               DECEMBER 15, 1997

Dear Pacific Scientific Shareholders:

    Kollmorgen Corporation has proposed a business combination with Pacific Scientific Company (the "Proposed Combination") which Kollmorgen believes would offer exceptional benefits to the shareholders of both Pacific Scientific and Kollmorgen. To date, the Pacific Scientific Board of Directors (the "Board") has refused to enter into negotiations regarding the Proposed Combination despite Kollmorgen's repeated requests to do so. Because the Board is attempting to deny you the opportunity to share in the rewards of the combined company, Kollmorgen is presenting this opportunity directly to the Pacific Scientific shareholders. Kollmorgen urges you to join us in calling for a special meeting of Pacific Scientific shareholders (the "Special Meeting") in order to remove the entire Board and elect Kollmorgen's nominees to the Board. Kollmorgen expects that if they are elected, and subject to their fiduciary duties under applicable law, Kollmorgen's nominees would act to facilitate the Proposed Combination.

    WE HAVE PROVIDED YOU WITH A FORM OF CONSENT FOR USE IN CALLING THE SPECIAL MEETING. WE ASK THAT YOU COMPLETE IT, SIGN IT, AND RETURN IT TO US IN THE ENVELOPE PROVIDED.

    As part of the Proposed Combination, we have commenced a tender offer (the "Tender Offer") to acquire a majority of Pacific Scientific's outstanding common stock for $20.50 per share in cash. Assuming the Tender Offer is successful, Kollmorgen and Pacific Scientific will then merge (the "Proposed Merger"), and each remaining share of Pacific Scientific common stock will be exchanged for Kollmorgen common stock with a value of $20.50 per share, subject to a collar. If the Tender Offer is successful, the affirmative vote of Pacific Scientific's shareholders on the Proposed Merger is assured.

    If more than half of Pacific Scientific's outstanding common stock is tendered into the Tender Offer, tendered shares will be purchased on a pro rata basis. In such case, shareholders who tendered shares will receive a mix of cash and stock in the Proposed Combination. You are free to tender all, part or none of your Pacific Scientific common shares into the Tender Offer. However, to the extent that your shares are purchased in the Tender Offer, you will not receive Kollmorgen stock for such purchased shares and, as a result, you will not participate in any future growth of the combined company.

    Enclosed with this letter is important information about the Proposed Combination. It is important that you understand the purpose of each of the documents you are receiving. First, we have sent you an Offer to Purchase, a Letter of Transmittal and other documents relating to the Tender Offer. These documents describe our offer to purchase your Pacific Scientific common stock for $20.50 per share in cash. Following the instructions contained in the Tender Offer documents, you can tender your shares to us as soon as you wish. The second set of materials sent to you relate to calling the Special Meeting. Accompanying this letter is a consent solicitation statement/preliminary prospectus, which describes the Proposed Combination in detail, along with a Form of Consent which you can use to join us in calling for the Special Meeting. After the Special Meeting has been called, we will send you proxy materials asking you to vote in favor of our proposals in connection with the Proposed Combination, namely the removal of the entire Board, the election of our nominees to the Board and the repeal of any bylaws not filed with the Securities and Exchange Commission prior to August 11, 1997, including any amendments adopted on or after December 15, 1997. In the next few weeks, we will make additional mailings to you. WE URGE YOU TO READ CAREFULLY EACH DOCUMENT SENT TO YOU.

    Kollmorgen is not currently seeking your proxy for the removal of the entire Pacific Scientific Board, the election of the Kollmorgen nominees to the Pacific Scientific Board or the approval of the bylaw repeal
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proposal. After the Special Meeting has been called, Kollmorgen will send you proxy materials urging you to take such actions.

    Kollmorgen is not currently soliciting proxies for a vote on the Proposed Merger. You may, however, be asked to vote on the Proposed Merger in the future.

    THE ONLY ACTION WE ARE CURRENTLY ASKING YOU TO TAKE IS GIVE YOUR CONSENT TO CALLING THE SPECIAL MEETING BY EXECUTING THE ENCLOSED FORM OF CONSENT.

    If consummated, the financial benefits of the Proposed Combination will include:

    - A PREMIUM OF 33%. The purchase price of $20.50 per common share represents approximately a 33% premium over Pacific Scientific's closing share price of $15.44 on the New York Stock Exchange on Friday, December 12, 1997, and approximately a 37% premium over the average of the company's closing share price for the preceding 30 trading days.

    - IMMEDIATE CASH PAYMENT FOR HALF OF PACIFIC SCIENTIFIC'S CAPITAL STOCK. Half of Pacific Scientific's outstanding shares will be purchased for a cash payment of $20.50 per share if the Tender Offer is successfully consummated.

    - CONTINUED PARTICIPATION IN THE FUTURE GROWTH OF THE COMBINED COMPANY. Because Pacific Scientific's shareholders have the ability to receive Kollmorgen common stock in the proposed merger, you will have the opportunity to participate in the future growth and success of the combined enterprise. Upon consummation of the Proposed Merger, Pacific Scientific shareholders will hold an equity stake of approximately 43% in the combined company, based upon an assumed market value for Kollmorgen common stock of $16.88 per share (the closing price of Kollmorgen common stock on December 12, 1997).

    - OPERATING AND REVENUE SYNERGIES. Based on public information, Kollmorgen management believes that the combined company can achieve more than $15 million of annual operating synergies in 1999, rising to more than $20 million in 2000 and increasing thereafter. Management believes these synergies can be achieved principally from cost savings in selling and marketing expenses and consolidation of research and development, and expects to realize additional synergies from cross-selling opportunities, joint purchasing savings and reduction in corporate expenses.

    - AN ACCRETIVE TRANSACTION. Kollmorgen is confident that the Proposed Combination will be accretive to earnings per share in 1999, the first full year of operations of the combined company, and increasingly so thereafter, based upon the anticipated synergies described above. Kollmorgen expects that, due to the substantial non-recurring charges associated with the Proposed Combination (which are not currently quantifiable) consisting of restructuring charges and a charge for acquired in-process research and development, the Proposed Combination will be substantially dilutive in fiscal 1998.

    - COMMITTED FINANCING. Kollmorgen has entered into a binding commitment letter with Salomon Smith Barney and its affiliate Salomon Brothers Holding Company Inc in which Salomon Brothers Holding Company Inc has committed to provide, subject to certain conditions, what Kollmorgen believes is a conservatively financed secured bank facility to fully finance the transaction, including the refinancing of existing indebtedness and the provision of a working capital facility for the combined company.

    Kollmorgen's management team and advisors have carefully analyzed the implications of the Proposed Combination between Kollmorgen and Pacific Scientific. We concluded that a combination offered real benefits to our respective shareholders, customers and employees. We then approached Pacific Scientific's management on several occasions to discuss our analysis and to pursue discussions we hoped would lead to a merger agreement between our two companies. Despite what we are convinced are the compelling benefits offered by such a combination, Pacific Scientific management decided not to enter into

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a meaningful dialogue with us. We were surprised at Pacific Scientific management's reaction to the opportunities offered by this combination.

    We continue to firmly believe that consolidation in our industry is inevitable, and neither Pacific Scientific nor Kollmorgen can sit by idly while competitors, many of which are much larger than Pacific Scientific and Kollmorgen, create the international network and broad product offerings that our customers demand. Kollmorgen believes that this reality, coupled with the natural fit of our two companies, makes a Pacific Scientific-Kollmorgen combination compelling. Kollmorgen believes that the combined company will achieve financial results superior to that which either company could achieve on a stand-alone basis and will offer customers superior products and services. Among the many advantages contributing to the combined company's ability to achieve these goals would be:

    - CREATION OF AN INDUSTRY LEADER. A merger of Kollmorgen and Pacific Scientific will establish the combined enterprise as a leader in high performance electronic motion control--one of the fastest-growing segments of the motors and controls business. In a fragmented industry, the combined enterprise will be better-positioned to comprehensively serve the needs of customers and take advantage of consolidation opportunities.

    - STRATEGIC AND OPERATIONAL FIT. Highly complementary motion control product lines will enable the combined company to become a full-service provider. The combined company will be well-positioned to capitalize on the complementary product lines and differing strengths of Kollmorgen and Pacific Scientific, enabling it to offer a broader array of products and support services to an expanded customer base. In addition, the combined company would take advantage of cost savings and efficiencies resulting from economies of scale in research and development, marketing, production and sourcing.

    - ENHANCED CAPABILITY TO TAP FOREIGN MARKETS. The increased size and global scope of the combined company will enable it to more effectively market its products to customers around the world. Kollmorgen has already established a local presence in Germany, France, Israel, India, China and elsewhere. The combined enterprise will be well-positioned to build on this foundation, particularly in Europe and the Pacific Rim. Kollmorgen believes that the combined company will be able to expand its customer base and offer international on-site product support to customers, while conducting more effective and cost-efficient research and development, marketing, production and sourcing.

    - MANAGEMENT TEAM WITH PROVEN TRACK RECORD. Kollmorgen's management has delivered year over year growth in sales and operating income from continuing operations from 1994 through 1996, and will do so again in 1997. Kollmorgen has achieved this by focusing on its core operations. Kollmorgen also believes that its management has maximized its returns from non-strategic operations. In addition, Kollmorgen's management has considerable expertise in managing debt, having reduced Kollmorgen's debt and preferred stock obligations by more than 40% during the past three fiscal years and transitioned from fully-secured to unsecured credit arrangements.

    - ENHANCED GROWTH OPPORTUNITIES. Kollmorgen believes that the combined enterprise will be well-positioned, strategically, operationally and financially, to aggressively pursue attractive opportunities for external and internal growth. Kollmorgen is confident that the combined company's increased size and scope will enable it to be a leader in the accelerating consolidation of the motion control industry and raise its visibility in the business and financial communities.

    Your execution of a Form of Consent to call the Special Meeting will not require you to tender your shares or to vote for any of the proposals at the Special Meeting. You will still have the choice of whether or not to tender and of how you will vote on any matter to be proposed at the Special Meeting. Even if you are currently undecided as to whether to embrace the Proposed Combination, calling the Special Meeting

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will preserve your right and the right of your fellow shareholders to decide whether to receive $20.50 per share in the Tender Offer and the Proposed Merger.

    PLEASE EXECUTE THE ENCLOSED FORM OF CONSENT AND RETURN IT TO KOLLMORGEN, C/O GEORGESON & COMPANY INC., IN THE ENCLOSED ENVELOPE TO JOIN WITH US IN CALLING THE SPECIAL MEETING TO PERMIT SHAREHOLDERS TO CONSIDER AND VOTE UPON OUR PROPOSALS.

    We at Kollmorgen are excited at the prospect of combining our two fine companies. Once you have had the chance to review the enclosed materials, we are certain that you will share our vision and give us your support.

                                          Sincerely,

                                                [LOGO]

                                          Gideon Argov
                                          CHAIRMAN, PRESIDENT AND
                                            CHIEF EXECUTIVE OFFICER
                                          Kollmorgen Corporation

IF YOUR SHARES ARE HELD BY YOUR BANK OR BROKERAGE FIRM, ONLY THAT FIRM CAN EXECUTE YOUR FORM OF CONSENT TO CALL THE SPECIAL MEETING. CALL YOUR BANK OR BROKER WITH YOUR INSTRUCTIONS TO EXECUTE YOUR FORM OF CONSENT.

IF YOU HAVE ANY QUESTIONS, PLEASE CALL GEORGESON & COMPANY INC., WHICH IS ASSISTING US, TOLL FREE AT 1-800-223-2064.

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